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                           NOTICE OF CHANGE OF AUDITOR

TO:         BDO Dunwoody LLP, Chartered Accountants

AND TO:     BDO Seidman, LLP, Certified Public Accountants

It is proposed that CoolBrands International Inc. (the "Corporation") will change its auditor from BDO Dunwoody LLP, Chartered Accountants, Toronto,
Ontario, Canada (the "former auditor") to BDO Seidman, LLP, Certified Public Accountants, Melville, New York, U.S.A. (the "successor auditor"), effective as of the close of the Annual and Special Meeting of Shareholders of the Corporation scheduled to be held on February 27, 2006 (the "Annual and Special Meeting").

The Audit Committee's recommendation for the change of auditor to the Board of Directors was made as a result of several factors, including that in addition to a majority of the Corporation's business being located in the United States, during the past year the Corporation has changed its financial reporting from Canadian generally accepted accounting principles to United States generally accepted accounting principles and has divested itself of the franchise division, the only significant Canadian-based operation of the Corporation. The Corporation believes that BDO Seidman, LLP is therefore able to serve the Corporation more efficiently from its office in Melville, New York, U.S.A. than BDO Dunwoody LLP in Toronto, Canada.

In  accordance  with  National   Instrument   51-102  -  Continuous   Disclosure
Obligations ("NI 51-102"), the Corporation reports that:

      1. the former auditor has therefore been terminated as auditor of the Corporation effective the close of the Meeting;

      2. the former auditor will not be proposed to shareholders at the Meeting for reappointment;

      3. there were no reservations in the former auditor's reports in connection with the audits of the two most recently completed fiscal years and any period subsequent to the most recently completed fiscal year for which an audit report was issued and preceding the date of expiry of the former auditor's term of office; and

      4.    there  are no  "reportable  events"  as such term is  defined  in NI
            51-102.

The change of auditor and the recommendation to appoint the successor auditor was approved by the audit committee and the board of directors of the Corporation.

      DATED this 11th day of January, 2006.

      ON BEHALF OF THE BOARD OF DIRECTORS

/s/ David Stein
------------------------------
David Stein
President and Chief Executive Officer



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[IBDO LOGO]          BDO Seidman, LLP                  330 Madison Avenue
                     Accountants and Consultants       New York, New York 10017
                                                       Telephone: (212) 885-8000
                                                       Fax: (212) 697-1299

January 11, 2006

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Autorite des marches financiers
 - L'Agence nationale d'encadrement du secteur financier
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: CoolBrands International Inc. - Change of Auditor

Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of CoolBrands International Inc. dated January 11, 2006 (the "Notice") and, based on our knowledge of such information at this time, we agree with the statements made in the Notice as it pertains to our being proposed as the new auditors effective as of the close of the Annual and Special Meeting of Shareholders, scheduled to be held on February 27, 2006.

Yours very truly,

/s/ BDO Seidman, LLP

Certified Public Accountants
Melville, New York



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[IBDO LOGO]           BDO Dunwoody LLP            Royal Bank Plaza
                      Chartered Accountants       P.O. Box 32
                      and Advisors                Toronto Ontario Canada M5J 2J8
                                                  Telephone: (416) 865-0200
                                                  Telefax: (416) 865-0887

                                                  www.bdo.ca

January 11, 2006

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Autorite des marches financiers
 - L'Agence nationale d'encadrement du secteur financier
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: CoolBrands International Inc. - Change of Auditor

Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of CoolBrands International Inc. dated January 11, 2006 (the "Notice") and, based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Yours very truly,

/s/ BDO Dunwoody LLP

Chartered Accountants
Toronto, Ontario

    BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario